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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    4    )*
                                         ---------

                          Copley Pharmaceutical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  21745K-10-1
                       --------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 21745K-10-1                 13G                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jane C.I. Hirsh
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,412,677
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,412,677
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,412,677

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 21745K-10-1                 13G                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark Hirsh
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,412,677
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,412,677
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,412,677

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 21745K-10-1                 13G                PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore L. Iorio
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            309,087

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,287,495
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             309,087

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,287,495
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,596,582

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.30%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 9 pages

Item 1(a).  Name of Issuer:  Copley Pharmaceutical, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            25 John Road, Canton, MA 02021

Item 2(a).  Name of Person Filing:  Jane C.I. Hirsh, Mark Hirsh and Theodore L.
            ---------------------
            Iorio (the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if None, Residence:  The
            -----------------------------------------------------------
            principal business office of each of the Reporting Persons is c/o Copley Pharmaceutical, Inc., 25 John Road, Canton, MA 02021.

Item 2(c).  Citizenship:  Jane C.I. Hirsh, Mark Hirsh and Theodore L. Iorio are
            -----------
            United States citizens.

Item 2(d).  Title of Class of Securities:  Common Stock, $.01 par value per
            ----------------------------
            share ("Common Stock").

Item 2(e).  CUSIP Number:  21745K-10-1.
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            (a)  [    ] Broker or Dealer registered under Section 15 of the
            Securities Exchange Act of 1934 (the "Act").

            (b)  [    ] Bank as defined in Section 3(a)(6) of the Act.

            (c)  [    ] Insurance Company as defined in Section 3(a)(19) of the
            Act.

            (d)  [    ] Investment Company registered under Section 8 of the
            Investment Company Act of 1940.

            (e)  [    ] Investment Advisor registered under Section 203 of the
            Investment Advisers Act of 1940.

            (f)  [    ] Employee Benefit Plan, Pension Fund which is subject to
            the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g)  [    ] Parent Holding Company, in accordance with Rule 13d-
            1(b)(ii)(G) of the Act.

            (h)  [    ] Group, in accordance with Rule 13a-1(b)(1)(ii)(H) of the
            Act.

Item 4.   Ownership.
          ---------

          (a)  Amount Beneficially Owned:

          Jane C.I. Hirsh is the record owner of 112,500 shares (which number includes 112,500 options exercisable within 60 days of 12/31/96). Ms. Hirsh may be deemed to beneficially own 24,429 shares and 6,889 shares which are allocated to herself and her spouse, Mark Hirsh, respectively, in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan. By virtue of her status as the spouse of Mark Hirsh, Ms. Hirsh may be deemed to beneficially own 45,000 shares of Common Stock which are individually owned by Mark Hirsh (which number includes 45,000 options exercisable within 60 days of 12/31/96) and 133,763 shares which Mark Hirsh owns in his capacity as the general partner of Romeo Partners. By virtue of her status as a trustee of The Hirsh Family Foundation, Ms. Hirsh may be deemed to beneficially own 29,718 shares which are held by The Hirsh Family Foundation. Ms. Hirsh may be deemed to beneficially own 860,378 shares by virtue of her status as the general partner of Juliet Partners. Ms. Hirsh may be deemed to beneficially own 200,000 shares by virtue of her status as a general partner in NMJ Limited Partnership. Therefore, Ms. Hirsh may be deemed to be the beneficial owner of 1,412,677 shares of Common Stock. Ms. Hirsh expressly disclaims beneficial ownership of shares of Common Stock held of record by The Hirsh Family Foundation, Mark Hirsh and/or allocated in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan to Mark Hirsh.

          Mark Hirsh is the record owner of 45,000 shares (which number includes 45,000 options exercisable within 60 days of 12/31/96). Dr. Hirsh may be deemed to beneficially own 24,429 shares and 6,889 shares which are allocated to his spouse, Jane C.I. Hirsh, and himself, respectively, in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan. By virtue of his status as the spouse of Jane C.I. Hirsh, Dr. Hirsh may be deemed to beneficially own 112,500 shares of Common Stock which are individually owned by Jane C.I. Hirsh (which number includes 112,500 options exercisable within 60 days of 12/31/96) and 860,378 which Jane Hirsh owns in her capacity as the general partner of Juliet Partners. By virtue of his status as a trustee of The Hirsh Family Foundation, Dr. Hirsh may be deemed to beneficially own 29,718 shares which are held by The Hirsh Family Foundation. Dr. Hirsh may be deemed to beneficially own 133,763 shares by virtue of his status as the general partner of Romeo Partners. Mr. Hirsch may be deemed to beneficially own 200,000 shares by virtue of his status as a general partner in NMJ Limited Partnership. Therefore, Dr. Hirsh may be deemed to be the beneficial owner of 1,412,677 shares of Common Stock. Dr. Hirsh expressly disclaims beneficial ownership of shares of Common Stock held of record by The Hirsh Family Foundation, Jane C.I. Hirsh and/or allocated in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan to Jane C.I. Hirsh.

          Theodore L. Iorio is the record owner of 286,885 shares (which number includes 150,605 options exercisable within 60 days of 12/31/96). Additionally, Mr. Iorio may be deemed to beneficially own: 36,654 shares which are held of record by the Iorio Family Foundation; 163,932 shares which are held of record by the Theodore L. Iorio Charitable Remainder Trust; 653,454 shares which are held of record by the Theodore L. Iorio Standard Trust; and 22,202 shares allocated to Mr. Iorio in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan. Also includes 433,455 shares held by trusts for the benefit of certain members of Mr. Iorio's family, for which Mr. Iorio's spouse is custodian, the beneficial ownership of which Mr. Iorio disclaims. Therefore, Mr. Iorio may be deemed to be the beneficial owner of 1,596,582 shares of Common Stock. Mr. Iorio expressly disclaims beneficial ownership of shares of Common Stock held of record by the Iorio Family Foundation and the Theodore L. Iorio Charitable Remainder Trust.

          (b)  Percent of Class:

          Jane C.I. Hirsh, Mark Hirsh, and Theodore L. Iorio may be deemed to beneficially own 7.34%, 7.34%, and 8.30%, respectively (based on the 19,088,579 shares of Common Stock reported to be outstanding on October 31, 1996 in the Copley Pharmaceutical, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended 9/30/96).

          (c)  Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote:

                       Jane C.I. Hirsh:                         0
                       Hark Hirsh                               0
                       Theodore L. Iorio                  309,087

               (ii)    shared power to vote or to direct the vote:

                               Page 6 of 9 pages

                       Jane C.I. Hirsh:                 1,412,677
                       Mark Hirsh                       1,412,677
                       Theodore L. Iorio                1,287,495

               (iii)   sole power to dispose or to direct the disposition of:

                       Jane C.I. Hirsh:                         0
                       Mark Hirsh                               0
                       Theodore L. Iorio                  309,087

               (iv)    shared power to dispose or to direct the disposition of:

                       Jane C.I. Hirsh:                 1,412,677
                       Mark Hirsh                       1,412,677
                       Theodore L. Iorio                1,287,495

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

          Not applicable. This statement is not filed pursuant to Rule 13d-1(b)(ii)(G).

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable. This statement is not filed pursuant to Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.  This statement is not filed pursuant to Rule 13d-
          1(b).


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               Page 7 of 9 pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February __, 1997           _______________________________________
                                    Jane C.I. Hirsh


                                    _______________________________________
                                    Mark Hirsh


                                    _______________________________________
                                    Theodore L. Iorio

                               Page 8 of 9 pages

                                   EXHIBIT I
                                   ---------

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 4 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Copley Pharmaceutical, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.


Dated:  February __, 1997           _______________________________________
                                    Jane C.I. Hirsh


                                    _______________________________________
                                    Mark Hirsh


                                    _______________________________________
                                    Theodore L. Iorio

                               Page 9 of 9 pages